[Company Letterhead]


April 22, 2005


Ms. Regina Balderas
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  Certification Discrepancy


Dear Ms. Balderas:

We have noted the staff's comment regarding the discrepancy between the certification required in Exhibit 31 by Rule 601 and that filed by Matrix Energy. This letter is to confirm to you that we are aware of that discrepancy and that in future filings the correct language will be included.

Please be advised that we will Edgarize this communication pursuant to your request. If you have nay questions or comments, please feel free to contact me.

Best regards,



Mark Zouvas
Chief Financial Officer
Matrix Energy Services Corp.